Exhibit 99.1

InterOil Issues Statement Regarding Proceedings Commenced by Shareholder

SINGAPORE and PORT MORESBY, Papua New Guinea, April 13, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC) (POMSoX: IOC) today issued the following statement regarding the commencement of legal proceedings against the Company by a shareholder, Mr Phil Mulacek, seeking to call a Special Meeting of Shareholders on June 10, 2016, immediately before InterOil's Annual and Special General Meeting ("AGM") scheduled for June 14, 2016.

The InterOil Board of Directors and management team are fully committed to acting in the best interests of the Company and delivering enhanced value for all InterOil shareholders. In addition, InterOil values constructive communications with its shareholders and, accordingly, engaged with Mr Mulacek.

On April 8, 2016, members of InterOil's Board of Directors -- including the independent Chairman, Chris Finlayson -- met with Mr Mulacek. Following this meeting, InterOil invited Mr Mulacek and his representatives to discuss Mr Mulacek's proposals in order to reach agreement on resolutions that would then be voted on at the AGM scheduled for June 14, 2016.

InterOil views the commencement of legal proceedings in order to call for a Special Meeting of Shareholders separately from the AGM as an unnecessary use of corporate resources and shareholder time, especially as the special resolutions were already being considered as matters to be voted on at the AGM.

We are disappointed that Mr Mulacek has chosen to initiate legal proceedings against the company on this basis. As such, the Board will continue to attempt to engage Mr Mulacek in an effort to agree on special resolutions to be voted on at the AGM.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. Well test results should be considered as preliminary and test results are not necessarily indicative of long term performance or of ultimate recovery. There is no assurance that reserves will be assigned to such fields. With undiscovered resources (including prospective resources), there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Readers should refer to our Annual Information Form for additional information about and cautionary language regarding resources. The Estimates of the company's natural gas and condensate resources provided are estimates only and there is no guarantee that the estimated resources will be recovered. Actual natural gas and condensate resources may be greater or less than the estimates provided, and the difference may be material. These statements are based on our current beliefs as well as assumptions made by, and information currently available to, us. No assurances can be given that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended December 31, 2014 on Form 40-F and its Annual Information Form for the year ended December 31, 2014. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

CONTACT: Investor Contacts: Singapore, Michael Lynn, Senior Vice President, Investor Relations, T: +65 6507 0222, E: michael.lynn@interoil.com ; Singapore, David Wu, Vice President, Investor Relations, T: +65 6507 0222, E: david.wu@interoil.com ; United States, James Golden / Aaron Palash, Joele Frank, Wilkinson Brimmer Katcher, T: +1 212 355 4449; Media Contact: Singapore, Ann Lee, Communications Specialist, T: +65 6507 0222, E: ann.lee@interoil.com